LOPRO

Integrated finance company
LOPRO CORPORATION

SEC MAIL PROCESSING RECEIVED JUL 14 2003 WASH. D.C. 155 SECTION

03045657

File Number: 82-4664

June 6, 2003

SUPPL

SEC MAIL PROCESSING RECEIVED JUL 14 2003 WASH. D.C. 155 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Best regards,

LOPRO CORPORATION

By: AKIRA SUZUKI
DIRECTOR AND HEAD OF
CORPORATE PLANNING GROUP

dlw 1/22

File No. 82-4664

LOPRO CORPORATION

Index

Translation for:

1. Announcement of Amendment to Forecast of Business Results and Forecast of Dividends for the Year Ending March 31, 2003 and Announcement concerning Mid-Term Plan

2. Announcement of Change to Special Benefit Plan for Shareholders

3. Announcement of Change of Conversion Price

4. Announcement of Completion of Acquisition by the Company of its Own Shares

5. Integration of Offices

6. Announcement of Acquisition by the Company of its Own Shares (Acquisition of its own shares under Article 210 of the Commercial Code)

7. Announcement of Reduction in Additional Paid-in Capital and Legal Reserve

8. Annual Report Release for the Fiscal Year ended March 31, 2003 (Consolidated)

9. Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2003

10. Report on State of Purchase of Share Certificate of One's Own

File Number: 82-4664

(English Translation)

March 14, 2003

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and General Manager of
Management Planning Division
Tel.: (075) 321-6161

Announcement of Amendment to Forecast of
Business Results and Forecast of Dividends for the Year Ending March 31, 2003
and Announcement concerning Mid-Term Plan

1. The forecast of business results for the year ending March 31, 2003 (April 1, 2002 through March 31, 2003), which was issued at the time of the announcement of interim business results on November 22, 2002, is hereby amended as follows, based upon trends of recent business results:

(1) Amendment to Forecast of Business Results for the Year Ending March 31, 2003 (April 1, 2002 through March 31, 2003)

(Consolidated)

(Units: millions of yen)

	Operating Income	Ordinary Profit	Net Income
Forecast (A)	39,000	6,500	400
Amended forecast (B)	31,500	2,500	-68,000
Amount of increase/decrease (B-A)	-7,500	-4,000	-68,400
Percentage of increase/decrease (%)	-19.2	-61.5	—
Actual results for comparable period of prior year (year ended March 31, 2002)	46,431	5,156	308

(Non-Consolidated)

(Units: millions of yen)

	Operating Income	Ordinary Profit	Net Income
Forecast (A)	28,000	3,500	300
Amended forecast (B)	22,500	-2,500	-78,000
Amount of increase/decrease (B-A)	-5,500	-6,000	-78,300
Percentage of increase/decrease (%)	-19.6	—	—
Actual results for comparable period of prior year (year ended March 31, 2002)	36,875	7,632	-5,490

(2) Reasons for Amendment to Business Results (for both Consolidated and Non-Consolidated)

In addition to financial difficulties faced by small-sized companies due to long-term stagnation, the deterioration in the climate for fundraising amidst the deterioration in domestic financial environment was even worse than we anticipated.

Under these circumstances, we have tried to diversify risks by making loans in smaller amounts, and to strengthen its examination and administration. As a result, the plan for operating loan balance was not achieved and the operating income for the group as a whole fell significantly by 7.5 billion yen compared to the plan.

The consolidated ordinary profit decreased only by 4.0 billion yen compared to the plan, as a result of our efforts to improve efficiency of branch offices and personnel and non-personnel costs and to ensure the profit.

At the same time, we are implementing the following drastic medium- and long-term financial measures for this fiscal period, considering that ensuring the soundness and transparency of our financial operations and improving efficiency and productivity of management are indispensable in light of the outlook of the future lending industry environment.

1. In order to further diversify our risks, we will make large loan on notes into smaller amounts. We have substantially increased reserves for loss due to disputes which are expected to occur. As a result, we believe further allowance for loss arising from disputes and litigation will become unnecessary, and we can speedily complete final disposal of non-performing loans.

2. Due to the increasingly unclear economic outlook, we revised downwards our plans to increase loans and have substantially written-down our deferred tax assets. The transparency of our financial operations is expected to increase.

As a result, the net income was negatively impacted compared to our plan for the current period.

Main Reasons for Reduction in Net Income

	Non-Consolidated	Consolidated
Effect of deductible reserves against disputed losses	-44.0 billion yen	-44.0 billion yen
Effect of reduction in deferred assets	-35.0 billion yen	-24.5 billion yen
Total	-79.0 billion yen	-68.5 billion yen

2. Taking into account such amendment to forecast of business results, we deeply regret to inform you that the annual dividends, the forecast of which was issued at the time of the announcement of settlement of interim accounts on November 22, 2002, will be deferred. We will strive to acheive our "mid-term plan" described below.

	Year-end	Annual
Forecast	12.50 yen	12.50 yen
Amended forecast	0 yen	0 yen
(For reference) Result for fiscal year ended March 31, 2002	12.50 yen	12.50 yen

3. Mid-Term Plan

In order to improve the financial position, advance profit-oriented management and achieve profitability for the year ending March 31, 2004 (for both consolidated and non-consolidated), the Company will establish a mid-term plan and implement a drastic reform of profit profile as follows:

(1) Improvement of Business

1. Product Strategy

a. As to "guaranteed loan on notes", the Company's basic policy is to diversify the risk in order to reduce bad debt cost, by thoroughly adjusting the amount of loans into small amount. For such purpose, from April 2002, we have marketed "Separate Loan", which is repayable in easy payments. In the current period, we have promoted this "Separate Loan", which is now our flagship product, due to its low rate of dishonor. In the future, we will reduce the former type of "guaranteed loan on notes" and will concentrate on promotion of

this "Separate Loan" to grow our customer base and to increase the amount of high quality loan assets.

b. We will strive for a stable increase in the balance of "discounted commercial notes", while reducing bad debt costs through continued strict risk management.

2. Integration of Branch Offices

The number of offices became 86 after the integration of 15 offices on February 24, 2003. Additionally, 17 offices will be integrated during the fiscal year ending March 31, 2004 to further improve the business efficiency and integrate the management resources of the Company. As a result, costs relating to branch offices are expected to greatly decrease compared to the fiscal year ending March 31, 2003.

(2) Improvement in Financial Condition

1. Completion of Disposal of Non-Performing Loans

We will implement and complete the final disposition of all bad debts at the earliest possible date.

For such purpose, as mentioned above, provision of 44.0 billion yen has been made for allowance for losses arising from disputes.

2. Reversal of Legal Reserves

We revalued our land assets in the fiscal year ended March 31, 2002, anticipating the introduction of current value accounting. We will continue to improve the soundness of our financial conditions, by reducing our consolidated deferred tax assets by 24.5 billion yen (35.0 billion yen, non-consolidated) in the fiscal year ending March 31, 2003, as mentioned above.

Furthermore, in order to expeditiously pursue our capital plan, we intend to propose reversal of legal reserves at the ordinary general meeting of shareholders in June 2003. The details are scheduled to be decided at the meeting of the board of directors to be held in May 2003.

3. Reduction in Interest-Bearing Liabilities

In light of the current lending environment, we intend to aggressively reduce our interest-bearing liabilities and use the excess capital for cancellation and repayment of bonds and convertible bonds.

(3) Reduction in Fixed Costs

1. Reduction in Personnel Costs

In order to reduce personnel costs, we implemented across-the-board salary reduction at each staff level for the latter half of the fiscal year ending March 31, 2003. We will further reduce personnel costs by improving the efficiency of staff allocation in headquarters and branch operations.

2. Reduction in Non-Personnel Costs

a. We will radically reduce headquarters costs by streamlining headquarter operations in the fiscal year ending March 31, 2004.

b. During the fiscal year ending March 31, 2003, we sold two of our buildings, and the benefits of cost reductions in administration fees, fixed asset taxes and depreciation will become apparent in the fiscal year ending March 31, 2004. We will continue to seek reduction of excess assets.

(4) Profit Plan

1. Operating Income

We forecast, compared to 31.5 billion yen consolidated operating income for the fiscal year ending March 31, 2003, 24.0 billion yen in the fiscal year ending March 31, 2004 and 22.0 billion yen in the fiscal year ending March 31, 2005, and thereafter increase to 25.0 billion yen in the fiscal year ending March 31, 2006.

This forecast is made as a result of our judgment that it is necessary to continue to take a very careful approach to lending in the present economic environment, and with a view to procuring funds for redemption of bonds and other obligations.

2. Ordinary Profit

As mentioned above, we assume that operating income will decrease. Based on such assumption, we expect to reduce personnel costs, non-personnel costs and other costs. Furthermore, we believe that we can prevent new non-performing loans from arising, through increasing severity in credit screening, reduction of the former type of "guaranteed loan on notes" and promotion of the sale of "Separate Loan" as mentioned above. As a result, in spite of a decrease in operating income, we expect an increase in ordinary profit.

1. Consolidated Plan

(Units: millions of yen)

	Year ending March 31, 2004	Year ending March 31, 2005	Year ending March 31, 2006
Operating Income	24,000	22,000	25,000
Ordinary Profit	2,500	5,000	7,500
Net Income	2,500	5,000	7,500

2. Non-Consolidated Plan

(Units: millions of yen)

	Year ending March 31, 2004	Year ending March 31, 2005	Year ending March 31, 2006
Operating Income	18,000	16,500	18,500
Ordinary Profit	1,500	4,000	6,000
Net Income	2,500	5,000	7,500

* *The figures of the amended forecast and plan are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors.*

File Number: 82-4664

(English Translation)

March 14, 2003

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and Head of Corporate Planning Group
Tel.: (075) 321-6161

Announcement of Change to Special Benefit Plan for Shareholders

We hereby announce that the change to Special Benefit Plan for Shareholders (as of March 31, 2003) has been determined as described below.

As a part of return program to our shareholders, we have presented gifts to each shareholder of record as of March 31 once a year around June. After the change, however, we will present gifts only to each shareholder holding shares of 10 units (1,000 shares) or more.

1. Before Change

Number of Shares Held	Description
1 unit (100 shares) or more, but less than 10 units (1,000 shares)	Gift associated with Kyoto
10 units (1,000 shares) or more	Gift associated with Kyoto

2. After Change

Number of Shares Held	Description
10 units (1,000 shares) or more	Gift associated with Kyoto

File Number: 82-4664

(English Translation)

March 17, 2003

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and Head of Corporate Planning Group
Tel.: (075) 321-6161

Announcement of Change of Conversion Price

We hereby announce that the change of conversion price relating to the convertible bonds set forth below has been determined as described below.

1. Change of conversion price:

(Name of the Bonds)	(Conversion Price after Change)	(Current Conversion Price)
Yen Denominated Convertible Bonds due 2005	693 yen	865.3 yen

2. Effective date of change:

From March 24, 2003

3. Reason for change:

The conversion price relating to the bonds was changed pursuant to the clause concerning adjustment of conversion price for the bonds.

File Number: 82-4664

(English Translation)

April 9, 2003

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and General Manager of
Management Planning Division
Tel.: (075) 321-6161

Announcement of Completion of
Acquisition by the Company of its Own Shares

We hereby announce that the Company has completed the acquisition of all of its own shares which was determined by the resolution of the Ordinary General Meeting of Shareholders of the Company on June 27, 2002, pursuant to the provisions of Article 210 of the Commercial Code.

1. Date of completion of acquisition (based on accounting date):

   December 27, 2002

2. Aggregate number of shares acquired:

   97,800 shares

3. Aggregate amount of acquisition price of shares:

   ¥34,893,900

(For Reference)

Description of Resolution at the Ordinary General Meeting of Shareholders Held on June 27, 2002 relating to Acquisition by the Company of its Own Shares

1. Kind of shares to be acquired:

   Shares of common stock of the Company

2. Aggregate number of shares to be acquired:

   2,500,000 shares (maximum)

3. Aggregate amount of acquisition price of shares to be acquired:

   ¥3,000,000,000 (maximum)

3. Schedule

May 23, 2003	Meeting of the board of directors
June 13, 2003	Last business day for branches to be abolished
June 16, 2003	Effective date of integration

4. Customers

The integrating branches are near to the branches to be abolished. Customer opinion will be given utmost priority in succession to ongoing transactions.

5. Effects on Results of Operations for Current Fiscal Year

Effects of the integration on the Company's results of operations are reflected in the forecast of business results for the fiscal year ended March 31, 2004 (period under review) disclosed in the consolidated and non-consolidated Annual Report Release dated May 23, 2003.

(2) Aggregate number of shares to be acquired:

2,500,000 shares (maximum)
(Ratio in proportion to aggregate number of authorized shares: 2.73%)

(3) Aggregate amount of acquisition price of shares to be acquired:

¥1,000,000,000 (maximum)

(Note) The above is subject to the approval of the agendum "Reduction in Additional Paid-in Capital and Legal Reserve" and "Acquisition of its own shares" at the Company's 34th Ordinary General Meeting of Shareholders to be held on June 27, 2003.

File Number: 82-4664

(English Translation)

May 23, 2003

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and General Manager of
Management Planning Division
Tel.: (075) 321-6161

Announcement of Reduction in Additional Paid-in Capital and Legal Reserve

We hereby announce that the Company has resolved at a meeting of the board of directors held on May 23, 2003, to submit the following proposal for reduction in additional paid-in capital and reduction in legal reserve at the Company's Ordinary General Meeting of Shareholders scheduled on June 27, 2003.

1. Purpose for Reduction in Additional Paid-in Capital and Legal Reserve

The Company will reduce its additional paid-in capital and legal reserve pursuant to Clause 2 of Article 289 of the Commercial Code in order to make more profits available for payout in dividends, and to perform the Company's future financial policies such as acquisition of the Company's own shares.

2. Amount of Reduction in Additional Paid-in Capital and Legal Reserve

Reduction in additional paid-in capital: ¥41,892,000,000

Reduction in legal reserve: ¥ 2,704,924,812

The resulting balance in additional paid-in capital will be ¥13,156,979,162, and the resulting balance in legal reserve will be zero.

3. Scheduled Date of Reduction in Additional Paid-in Capital and Legal Reserve

(1) Resolution date of meeting of the Board of Directors: May 23, 2003

(2) Resolution date of General Shareholders' Meeting: June 27, 2003

(3) Other: The effective date of the reduction will be after the expiration of the period during which creditors are allowed to raise objections.

(Note) The resolutions set forth above is conditional upon resolution of the agendum of "Reduction in Additional Paid-in Capital and Legal Reserve" at the Company's 34th Ordinary General Meeting of Shareholders scheduled on June 27, 2003.

File Number: 82-4664

(Summary English Translation)

Annual Report Release for the Fiscal Year ended March 31, 2003 (Consolidated)

May 23, 2003

LOPRO CORPORATION
Code Number: 8577
(URL http://www.lopro.co.jp)

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Rep.: Ryuichi Matsuda
President and Director
Attn.: Akira Suzuki
Director and General Manager of
Management Planning Division

Location of Head Office: Kyoto

Tel.: (075) 321-6161

Board Meeting Date: May 23, 2003
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2002 through March 31, 2003)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Operating Income	Operating Profit	Ordinary Profit
Year ended March 31, 2003	¥32,108 million (-30.8%)	¥3,438 million (-26.1%)	¥2,762 million (-46.4%)
Year ended March 31, 2002	¥46,431 million (-26.0%)	¥4,655 million (–)	¥5,156 million (–)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Operation Income
Year ended March 31, 2003	-¥67,666 million (–)	-¥789.32	–	-55.5%	0.8%	8.6%
Year ended March 31, 2002	¥308 million (–)	¥3.88	¥3.85	0.2%	1.5%	11.1%

(Notes)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2003: – million yen
   Year ended March 31, 2002: – million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Year ended March 31, 2003: 85,727,789 shares
   Year ended March 31, 2002: 79,477,935 shares
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures which appear in Operating Income, Operating Profit, Ordinary Profit and Net Income are compared to prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2003	¥276,412 million	¥90,409 million	32.7%	¥1,001.07
Year ended March 31, 2002	¥338,960 million	¥153,315 million	45.2%	¥1,906.60

(Note) Total outstanding shares as of the end of each fiscal year (consolidated):
Year ended March 31, 2003: 90,313,678 shares
Year ended March 31, 2002: 80,413,288 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Year End
Year ended March 31, 2003	¥17,693 million	-¥919 million	-¥9,332 million	¥42,515 million
Year ended March 31, 2002	¥30,636 million	¥4,369 million	-¥27,366 million	¥35,073 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 1

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: –

(5) Object of consolidation and application of equity method:

Consolidated	(New): –	(Exception): –
Equity Method	(New): –	(Exception): –

2. Forecast of Consolidated Business Results (April 1, 2003 through March 31, 2004)

	Operating Income	Ordinary Profit	Net Income
Interim	¥12,000 million	¥500 million	¥500 million
Annual	¥24,000 million	¥2,500 million	¥2,500 million

(Reference)
Estimated net income per share (annual): 27.68 yen

* *The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors.*

(Summary English Translation)

Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2003

May 23, 2003

LOPRO CORPORATION
Code Number: 8577
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Akira Suzuki
Director and General Manager of Management Planning Division
Board Meeting Date: May 23, 2003
General Meeting of Shareholders: June 27, 2003

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Location of Head Office: Kyoto
Tel.: (075) 321-6161

Interim Dividends: applicable
Unit Share System:
applicable (1 unit: 100 shares)

1. Business Results (April 1, 2002 through March 31, 2003)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Operating Income	Operating Profit	Ordinary Profit
Year ended March 31, 2003	¥23,004 million (-37.6%)	-¥1,188 million (–)	-¥1,876 million (–)
Year ended March 31, 2002	¥36,875 million (-25.5%)	¥7,122 million (–)	¥7,632 million (–)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Operation Income
Year ended March 31, 2003	-¥77,883 million (–)	-¥908.49	–	-60.4%	-0.6%	-8.2%
Year ended March 31, 2002	-¥5,490 million (–)	-¥69.09	–	-3.2%	1.9%	20.7%

2. Forecast of Business Results (April 1, 2003 through March 31, 2004)

	Operating Income	Ordinary Profit	Net Income	Dividends per Share		
				Interim	Annual	
Interim	¥9,000 million	–	¥500 million	–	–	–
Annual	¥18,000 million	¥1,500 million	¥2,500 million	–	¥3.00	¥3.00

(Reference)
Estimated net income per share (annual): 27.68 yen

* *The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors.*

* *The forecast of the dividends set forth above is subject to resolution of the agendum "Reduction in Additional Paid-in Capital and Legal Reserve" which will be submitted for approval at the Company's 34th Ordinary General Meeting of Shareholders scheduled on June 27, 2003.*

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Share Certificate of One's Own

The Report on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. on April 4, May 7 and June 6, 2003.